UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)   *

MI Developments Inc.
(Name of Issuer)
Class A Subordinate Voting Shares
(Title of Class of Securities)
55304X104
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
December 22, 2010
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  (Continued on following pages)
Page 1 of 49 Pages
Exhibit Index Found on Page 36

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 483,630
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 483,630
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 483,630
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 375,575
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 375,575
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 375,575
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Institutional Partners II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 39,400
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 39,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 39,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Offshore Investors II, L.P.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 549,840
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 549,840
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 549,840
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.2%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Capital Management, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 970,671
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 970,671
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 970,671
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.1%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 6 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Farallon Partners, L.L.C.
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 1,448,445
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 1,448,445
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,448,445
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 7 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS William F. Duhamel [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 8 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Richard B. Fried
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 9 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Daniel J. Hirsch
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Monica R. Landry
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Davide Leone [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Michael G. Linn [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Douglas M. MacMahon
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS William F. Mellin [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Stephen L. Millham
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Jason E. Moment [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Ashish H. Pant [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Rajiv A. Patel
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Thomas G. Roberts, Jr. [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Andrew J. M. Spokes
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Thomas F. Steyer
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 22 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Richard H. Voon [See Item 2]
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 23 of 49 Pages

13D
CUSIP No.55304X104

1	NAMES OF REPORTING PERSONS Mark C. Wehrly
2
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**   The reporting persons making this filing hold an aggregate of 2,419,116 Class A Shares, which is 5.2% of the class of securities.  The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page.

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,419,116
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,419,116
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,419,116
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.2%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 24 of 49 Pages

This Amendment No. 10 to Schedule 13D amends the Schedule 13D initially filed on May 11, 2006 (together with all prior and current amendments thereto, this “Schedule 13D”).

Item 2.                                     Identity and Background

Item 2 is amended and restated in its entirety as follows:

(a)           This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

The Farallon Funds

(i)	Farallon Capital Partners, L.P., a California limited partnership (“FCP”), with respect to the Class A Shares held by it;

(ii)	Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), with respect to the Class A Shares held by it;

(iii)	Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), with respect to the Class A Shares held by it; and

(iv)	Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), with respect to the Class A Shares held by it.

FCP, FCIP, FCIP II and FCOI II are together referred to herein as the “Farallon Funds.”

The Management Company

(v)
Farallon Capital Management, L.L.C., a Delaware limited liability company (the “Management Company”), with respect to the Class A Shares held by one or more accounts (the “Managed Accounts”), each as managed by the Management Company.

The Farallon General Partner

(vi)
Farallon Partners, L.L.C., a Delaware limited liability company (the “Farallon General Partner”), which is the general partner of each of the Farallon Funds, with respect to the Class A Shares held by each of the Farallon Funds.

The Farallon Managing Members

(vii)
The following persons, each of whom is, or with respect to Duhamel, Mellin, Moment, Pant and Voon (each as defined below) was, a managing member of both the Farallon General Partner and the Management Company, with respect to the Class A Shares held by the Farallon Funds and the Managed Accounts:  William F. Duhamel (“Duhamel”), Richard B. Fried (“Fried”), Daniel J. Hirsch (“Hirsch”), Monica R. Landry

Page 25 of 49 Pages

(“Landry”), Davide Leone (“Leone”), Michael G. Linn (“Linn”), Douglas M. MacMahon (“MacMahon”), William F. Mellin (“Mellin”), Stephen L. Millham (“Millham”), Jason E. Moment (“Moment”), Ashish H. Pant (“Pant”), Rajiv A. Patel (“Patel”), Thomas G. Roberts, Jr. (“Roberts”), Andrew J. M. Spokes (“Spokes”), Thomas F. Steyer (“Steyer”), Richard H. Voon (“Voon”)  and Mark C. Wehrly (“Wehrly”).

Duhamel, Fried, Hirsch, Landry, Leone, Linn, MacMahon, Mellin, Millham, Moment, Pant, Patel, Roberts, Spokes, Steyer, Voon and Wehrly are together referred to herein as the “Farallon Individual Reporting Persons.”

This Schedule 13D reports that:

(A)
effective as of April 30, 2009, Mellin resigned as a managing member of the Farallon General Partner and the Management Company and, as such, may no longer be deemed a beneficial owner of the Class A Shares beneficially owned by such entities as of such date;

(B)
effective as of October 5, 2009, Leone became a managing member of both the Farallon General Partner and the Management Company and, as such, may be deemed a beneficial owner of the Class A Shares beneficially owned by such entities as of such date;

(C)
effective as of March 18, 2010, in connection with their respective resignations as managing members of the Farallon General Partner and the Management Company, each of Duhamel, Moment, Pant and Voon may no longer be deemed a beneficial owner of the Class A Shares beneficially owned by such entities;

(D)
effective as of April 1, 2010, Roberts became a managing member of both the Farallon General Partner and the Management Company and, as such, may be deemed a beneficial owner of the Class A Shares beneficially owned by such entities as of such date; and

(E)
effective as of July 1, 2010, Linn became a managing member of both the Farallon General Partner and the Management Company and, as such, may be deemed a beneficial owner of the Class A Shares beneficially owned by such entities as of such date.

Unless the context otherwise requires, any reference to the “Farallon Individual Reporting Persons” or the “Reporting Persons” shall not include Duhamel, Mellin, Moment, Pant or Voon.

     By virtue of the Support Agreement (as described below), if the Reporting Persons were deemed to be members of a “group” within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with 445327 Ontario Limited, an entity indirectly controlled by the Stronach Trust or its affiliates, and/or the other shareholders of the Company listed on Schedule A of the Support Agreement that have executed the Support

Page 26 of 49 Pages

Agreement or a support agreement with terms similar to those of the Support Agreement (such shareholders, collectively, the “Other Shareholders”), the Reporting Persons could be deemed to have become owners of the Class A Shares and/or the Class B Voting Shares of the Company (the “Class B Shares”) beneficially owned by such entities and persons.  To the extent 445327 Ontario Limited, the Stronach Trust or their affiliates and the Other Shareholders consider themselves a group with the Reporting Persons, such entities and persons are solely responsible for the information contained in their separate filings on Schedule 13D, if any.  See Item 5 for additional information regarding the Class A Shares or Class B Shares which such entities or persons may be deemed to beneficially own.  The filing of this amendment to Schedule 13D shall not be construed as an admission that any Reporting Person is a member of such a group with any such entity or person, and the Reporting Persons disclaim beneficial ownership of any securities beneficially owned by such entities and persons.

(b)           The address of the principal business office of (i) the Farallon Funds, the Management Company and the Farallon General Partner is One Maritime Plaza, Suite 2100, San Francisco, California 94111 and (ii) each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(c)           The principal business of each of the Farallon Funds is that of a private investment fund engaging in the purchase and sale of investments for its own account.  The principal business of the Management Company is that of a registered investment adviser.  The principal business of the Farallon General Partner is to act as the general partner of the Farallon Funds.  The principal business of each of the Farallon Individual Reporting Persons is set forth in Annex 1 hereto.

(d)           None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (e)           None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The citizenship of each of the Farallon Funds, the Management Company and the Farallon General Partner is set forth above.  Each of the Farallon Individual Reporting Persons, other than Leone, Pant and Spokes, is a citizen of the United States.  Leone is a citizen of Italy.  Pant is a citizen of India.  Spokes is a citizen of the United Kingdom.

The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.

Item 4.           Purpose of Transaction

Item 4 is supplemented and updated as follows:

As disclosed by the Company in its Form 6-K filed with the Securities and Exchange Commission on December 22, 2010 (the “Company 6-K”), the Company received on December 22, 2010 a proposal for a plan of arrangement or other form of transaction (the “Transaction”)

Page 27 of 49 Pages

which, if effected, would result in, among other things and as more fully described in the Company 6-K: (i) the transfer of the Company’s horseracing, gaming and real estate development and certain other assets and liabilities to the corporation controlled by the Stronach Trust that owns Class B Shares of the Company (such corporation, the “ST Shareholder”); (ii) the conversion of each Class A Share of the Company into one new common share of the Company; (iii) the conversion of each publicly held Class B Share into 1.2 new common shares of the Company; and (iv) the cancellation of each Class B Share held by the ST Shareholder for no consideration other than the transfer of assets and liabilities referenced in clause (i).

In connection with the proposed Transaction, on December 22, 2010, certain of the Reporting Persons, as holders of the Class A Shares reported herein, entered into a Support Agreement (the “Support Agreement”) with 445327 Ontario Limited, an entity controlled by the Stronach Trust.  Pursuant to the Support Agreement and subject to the terms and conditions thereof, certain of the Reporting Persons agreed, among other things: (i) to vote (or cause to be voted) all Class A Shares owned or controlled by such persons in favor of the Transaction; (ii) except under certain circumstances, not to sell or otherwise transfer any of their Class A Shares or undertake other actions that would prevent such persons from carrying out their obligations under the Support Agreement; and (iii) to execute and deliver to the Company a proxy in respect of a meeting of shareholders to be called to approve the Transaction as contemplated by the Support Agreement.

Pursuant to the Support Agreement and subject to the terms and conditions thereof, the Reporting Persons party to the Support Agreement have the right to terminate their obligations under the Support Agreement under certain conditions, including but not limited to: (i) the terms of the Transaction changing from those set out in the term sheet attached to the Support Agreement (the “Term Sheet”) in a manner that is adverse to the Reporting Persons or all shareholders signatory to the Support Agreement in a material respect; (ii) such Reporting Persons, acting reasonably, determining that the definitive documents relating to the Transaction do not reflect the terms contemplated in the Term Sheet in a manner that is materially adverse to such Reporting Persons; (iii) the execution of definitive documentation relating to the Transaction having not occurred by January 31, 2011; or (iv) the Transaction having not been implemented by June 30, 2011.

The Company has informed the Reporting Persons that the shareholders listed on Schedule A to the Support Agreement constitute all of the shareholders that, as of the date of this filing, have executed either the Support Agreement or a support agreement with terms similar to those of the Support Agreement.  The Reporting Persons do not intend to update this Schedule 13D to reflect that they have learned that other shareholder(s) will or will not execute, or have terminated their obligations with respect to, the Support Agreement or a similar support agreement.

This summary of the Support Agreement is qualified in its entirety by the full terms and conditions of the Support Agreement attached as Exhibit 12, which exhibit is incorporated by reference herein.

Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Class A Shares, each Reporting Person at any time and from time to time may acquire additional Class A Shares or other securities of the Company or, subject to the terms of the Support Agreement, transfer or dispose of any or all of its Class A Shares depending upon an

Page 28 of 49 Pages

ongoing evaluation of the investment in the Class A Shares, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations.  No Reporting Person has made a determination regarding a maximum or minimum number of Class A Shares or other securities of the Company which it may hold at any point in time.

Also, consistent with their investment intent, the Reporting Persons may engage in communications regarding the Company with, without limitation, one or more shareholders of the Company, one or more officers of the Company, one or more members of the board of directors of the Company and/or one or more potential participants in the Transaction.  Such communications may concern, without limitation, the proposed Transaction, the Company’s operations, structure, potential reorganization plan(s) and financial relationships with Company affiliates, as well as any other potential strategies to maximize shareholder value.

Item 5.                                     Interest in Securities of the Issuer

Item 5 is amended and restated in its entirety as follows:

The Farallon Funds

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund.  The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 46,160,564  Class A Shares outstanding as of December 31, 2009, as reported by the Company in its Form 40-F for the fiscal year ended December 31, 2009 filed with the Securities and Exchange Commission on March 29, 2010.

(c)	There have been no purchases or sales of Class A Shares by the Farallon Funds in the past 60 days.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	There have been no purchases or sales of Class A Shares by the Management Company on behalf of the Managed Accounts in the past 60 days.

Page 29 of 49 Pages

(d)
The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Managed Accounts as reported herein.  The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds as reported herein.  The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable

The Farallon Individual Reporting Persons

(a),(b)
The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)
The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Farallon Funds as reported herein.  The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Class A Shares held by the Managed Accounts as reported herein.  The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)
As of April 30, 2009, Mellin may no longer be deemed a beneficial owner of any Class A Shares.  As of March 18, 2010, each of Duhamel, Moment, Pant and Voon may no longer be deemed a beneficial owner of any Class A Shares.

The Class A Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts.  The Management Company, as

Page 30 of 49 Pages

investment adviser to the Managed Accounts, may be deemed to be a beneficial owner of all such Class A Shares owned by the Managed Accounts.  The Farallon General Partner, as general partner of the Farallon Funds, may be deemed to be a beneficial owner of all such Class A Shares owned by the Farallon Funds.  The Farallon Individual Reporting Persons, as managing members of both the Management Company and the Farallon General Partner with the power to exercise investment discretion, may each be deemed to be a beneficial owner of all such Class A Shares owned by the Farallon Funds and the Managed Accounts.  Each of the Management Company, the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Class A Shares.

In addition, if by virtue of the Support Agreement the Reporting Persons were deemed to be a “group” with 445327 Ontario Limited, the Stronach Trust or their affiliates and the Other Shareholders within the meaning of Rule 13d-5(b)(1) under the Exchange Act, the Reporting Persons would be deemed to beneficially own the Class A Shares and/or Class B Shares owned by such entities and persons.  Based on publicly available information, the Reporting Persons believe the Stronach Trust and its affiliates beneficially own approximately 50,000 Class A Shares and 383,414 Class B Shares and that the Stronach Trust, Frank Stronach and their affiliates or associates may beneficially own certain other Class A Shares or Class B Shares.  Based on information provided by the Other Shareholders, the Reporting Persons believe the Other Shareholders beneficially own an aggregate of approximately 20,736,444 Class A Shares and that the Other Shareholders may beneficially own certain other Class A Shares or Class B Shares.  The Reporting Persons have no financial interest in, and no voting or dispositive power with respect to, any securities beneficially owned by 445327 Ontario Limited, the Stronach Trust or their affiliates and/or the Other Shareholders, and disclaim beneficial ownership of any securities beneficially owned by such entities and persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is amended and restated in its entirety as follows:

Except for the Support Agreement and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.                                     Materials to be Filed as Exhibits

There is filed herewith as Exhibit 11 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Exchange Act.  There is filed herewith as Exhibit 12 the Support Agreement.

Page 31 of 49 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  December 23, 2010

/s/ Mark C. Wehrly
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P. and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
By Mark C. Wehrly, Managing Member

/s/ Mark C. Wehrly
FARALLON CAPITAL MANAGEMENT, L.L.C.
By Mark C. Wehrly, Managing Member

/s/ Mark C. Wehrly
Mark C. Wehrly, individually and as attorney-in-fact for each of William F. Duhamel, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael G. Linn, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer and Richard H. Voon

The Power of Attorney executed by each of Duhamel, Fried, Landry, MacMahon, Mellin, Millham, Moment, Pant, Patel and Steyer authorizing Wehrly to sign and file this Schedule 13D on his or her behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2007 by such Reporting Persons with respect to the Common Stock of Armor Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Spokes authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on August 28, 2007 by such Reporting Person with respect to the Common Stock of Global Gold Corporation, is hereby incorporated by reference.  The Power of Attorney executed by each of Hirsch and Voon authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 6, 2009 by such Reporting Persons with respect to the Common Stock of Town Sports International Holdings, Inc., is hereby incorporated by reference.  The Power of Attorney executed by Leone authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 18 to the Schedule 13D filed with the Securities and Exchange Commission on October 23, 2009 by such Reporting Person with respect to the

Page 32 of 49 Pages

Common Stock of CapitalSource Inc., is hereby incorporated by reference.  The Power of Attorney executed by Roberts authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission on April 23, 2010 by such Reporting Person with respect to the Common Stock of Energy Partners, Ltd., is hereby incorporated by reference.  The Power of Attorney executed by Linn authorizing Wehrly to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on July 8, 2010 by such Reporting Person with respect to the Common Stock of Hudson Pacific Properties, Inc., is hereby incorporated by reference.

Page 33 of 49 Pages

ANNEX 1

Set forth below with respect to the Management Company and the Farallon General Partner is the following information:  (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons.  Set forth below with respect to each managing member of the Management Company and the Farallon General Partner is the following information:  (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.	The Management Company

(a)	Farallon Capital Management, L.L.C.
(b)	One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as investment adviser to various managed accounts
(d)	Delaware limited liability company
(e)
Managing Members:  Thomas F. Steyer, Senior Managing Member; Andrew J. M. Spokes, Co-Senior Managing Member; Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart and Mark C. Wehrly, Managing Members.

2.	The Farallon General Partner

(a)	Farallon Partners, L.L.C.
(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)	Serves as general partner of investment partnerships
(d)	Delaware limited liability company
(e)
Managing Members:  Thomas F. Steyer, Senior Managing Member; Andrew J. M. Spokes, Co-Senior Managing Member; Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Gregory S. Swart and Mark C. Wehrly, Managing Members.

3.	Managing Members of the Management Company and the Farallon General Partner

(a)
Alice F. Evarts, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael G. Linn, Douglas M. MacMahon, Stephen L. Millham, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J.M. Spokes, Thomas F. Steyer, Gregory S. Swart and Mark C. Wehrly.

(b)	c/o Farallon Capital Management, L.L.C.
One Maritime Plaza, Suite 2100
San Francisco, California  94111
(c)
The principal occupation of Thomas F. Steyer is serving as senior managing member of both the Management Company and the Farallon General Partner.  The principal occupation of Andrew J.M. Spokes is serving as co-senior managing member of both the Management Company and the Farallon General

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Partner.  The principal occupation of each other managing member of the Management Company and the Farallon General Partner is serving as a managing member of both the Management Company and the Farallon General Partner.

(d)
Each of the managing members of the Management Company and the Farallon General Partner, other than Davide Leone, Andrew J. M. Spokes and Gregory S. Swart, is a citizen of the United States.  Davide Leone is a citizen of Italy.  Andrew J. M. Spokes is a citizen of the United Kingdom.  Gregory S. Swart is a citizen of New Zealand.

None of the managing members of the Management Company and the Farallon General Partner has any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the Schedule 13D.

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EXHIBIT INDEX

EXHIBIT 11	Joint Acquisition Statement Pursuant to Section 240.13d-1(k)
EXHIBIT 12	Support Agreement

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EXHIBIT 11
to
SCHEDULE 13D

JOINT ACQUISITION STATEMENT
PURSUANT TO SECTION 240.13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  December 23, 2010

/s/ Mark C. Wehrly
FARALLON PARTNERS, L.L.C.,
On its own behalf and
As the General Partner of
FARALLON CAPITAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P. and
FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.
By Mark C. Wehrly, Managing Member

/s/ Mark C. Wehrly
FARALLON CAPITAL MANAGEMENT, L.L.C.
By Mark C. Wehrly, Managing Member

/s/ Mark C. Wehrly
Mark C. Wehrly, individually and as attorney-in-fact for each of William F. Duhamel, Richard B. Fried, Daniel J. Hirsch, Monica R. Landry, Davide Leone, Michael G. Linn, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Ashish H. Pant, Rajiv A. Patel, Thomas G. Roberts, Jr., Andrew J. M. Spokes, Thomas F. Steyer and Richard H. Voon

Page 37 of 49 Pages

EXHIBIT 12
to
SCHEDULE 13D

SUPPORT AGREEMENT

FOR GOOD AND VALUABLE CONSIDERATION, the receipt and sufficiency of which are acknowledged, the shareholders (each a “Shareholder”, and collectively the “Initiating Shareholders”) of MI Developments Inc. (the “Company”) listed in the attached Schedule A, and such other direct or indirect shareholders of the Company who may execute a counterpart of this Agreement, agree as follows with respect to a plan of arrangement or other form of transaction (the “Transaction”) substantially on the terms and subject to the conditions set out in the attached Schedule B.  For this purpose, each of the Initiating Shareholders further agrees as follows with respect to itself:

1.
Certain Initiating Shareholders will propose, with the support of 445327 Ontario Limited (“445”), the Transaction to the board of directors (the “Board”) of the Company and request that the Board take all action required to implement the Transaction as soon as reasonably practicable in accordance with all applicable legal and regulatory requirements.

2.
Each Shareholder agrees to vote (or cause to be voted) all Class A Subordinate Voting Shares and Class B Shares of the Company (the “Shares”) owned or controlled by that Shareholder in favour of the Transaction.

3.
Each Shareholder confirms that it owns or controls the class and number of Shares set out below its signature on the counterpart executed by it and has the authority to vote or direct the voting of such Shares as contemplated by this Agreement.

4.
For so long as this Agreement remains in effect, as to each Shareholder, each Shareholder shall not sell or otherwise transfer any Shares or take any other action that would prevent it from carrying out its obligations under this Agreement except that the Shareholder may sell or otherwise transfer all or part of the Shares to a person, corporation or entity that agrees to be bound by the terms hereof and executes a counterpart to this Agreement.

5.	Each Shareholder has the right to terminate its obligations under this Agreement by giving notice to the Company if:

(a)	the terms of the Transaction are changed from those set out in Schedule B in a manner that is adverse to that Shareholder or to all Initiating Shareholders in a material respect;

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(b)	the Shareholder, acting reasonably, determines that the definitive documents do not reflect the terms contemplated in Schedule B in a manner that is materially adverse to the Shareholder;

(c)	the execution of definitive documentation relating to the transaction has not occurred by January 31, 2011 or the transaction has not been implemented by June 30, 2011;

(d)	the meeting of shareholders of the Company to approve the Transaction has occurred;

(e)
this Agreement has not been signed (by joinder or counterpart) on or before January 31, 2011 by holders of Class B Shares which constitutes a “majority of the minority” of such shares for purposes of National Instrument 61-101 (excluding in such calculation Shares held by the Magna Deferred Profit Sharing Plan (Canada)); or

(f)	less than 30% of all outstanding Class A Subordinate Voting Shares remain subject to this Agreement.

                445 agrees to promptly notify each Shareholder if it becomes aware of the occurrence of any of the foregoing events except for the event referred to in (d) above.

6.
Each Shareholder confirms that it has been a long-time investor in the Company and has sufficient knowledge of and access to information concerning the Company and its Shares to decide to enter into this Agreement. Each Shareholder further confirms that any factors peculiar to that Shareholder, including non-financial factors, that were considered relevant by that Shareholder in assessing the terms of the Transaction did not have the effect of reducing the consideration that otherwise would have been considered acceptable by that Shareholder.  Nothing in this paragraph shall be construed as meaning or implying that the Shareholder possesses any undisclosed information relating to the Company.

7.	Each Shareholder confirms that the following statement is X or is not ______ (check as applicable) accurate in respect of the Shareholder:

The Shareholder is not (i) an “interested party” (as defined in National Instrument 61-101 - Protection of Minority Security Holders in Special Transactions (“NI 61-101”)) in respect of the Transaction, (ii) a “related party” (as defined in NI 61-101) of an “interested party” in respect of the Transaction or (ii) acting “jointly or in concert”, as determined in accordance with section

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91 of the Securities Act (Ontario), with an “interested party” in respect of the Transaction or with a "related party" of an “interested party” in respect of the Transaction.

8.	Each Shareholder agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

9.
445 agrees to vote (or cause to be voted) all Shares owned or controlled by 445 in favour of the Transaction and agrees to execute and deliver a proxy to the Company in respect of the meeting of shareholders to be called to approve the Transaction as contemplated by this Agreement.

10.
This Agreement is an agreement between each Shareholder and 445, and no Shareholder has an agreement with any other Shareholder and no Shareholder may enforce this Agreement against any other Shareholder.  Only 445 may enforce this Agreement against a Shareholder.  There are no third party beneficiaries of this Agreement, except the Initiating Shareholders.  Each Shareholder confirms that in negotiating and executing this Agreement it did not intend and did not become a “group” (as defined in Rule 13d of the Securities Exchange Act) with any other Shareholder with respect to the matters contemplated herein.  This Agreement may not be amended without the written consent of holders of a majority of the Class A Subordinate Voting Shares held by all Initiating Shareholders.

(Remainder of page intentionally left blank. Signature page follows.)

Page 40 of 49 Pages

                                                         SHAREHOLDER                                                                                                A SHARES OWNED
             FARALLON CAPITAL PARTNERS, L.P.                                                                                483,630
             FARALLON CAPITAL INSTITUTIONAL PARTNRS, L.P.                                                 375,575
             FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P                                            39,400
             FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.                                                     549,840
             FARALLON CAPITAL OFFSHORE INVESTORS III, INC.                                                   970,671

             No B Shares owned.

             FARALLON CAPITAL PARTNERS, L.P.,
             FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,
             FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
             FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

             BY:             FARALLON PARTNERS, L.L.C.,
                THEIR GENERAL PARTNER

             By: /s/ Daniel J. Hirsch
                   Name:  Daniel J. Hirsch
                   Title:  Managing Member

             FARALLON CAPITAL OFFSHORE INVESTORS III, INC.

             BY:             FARALLON CAPITAL MANAGEMENT, L.L.C.,
                 ITS AGENT AND ATTORNEY-IN-FACT

             By: /s/ Daniel J. Hirsch
                               Name:  Daniel J. Hirsch
                   Title:  Managing Member

Page 41 of 49 Pages

        Dated December 22, 2010

             445327 Ontario Limited

                  By: /s/ Frank Stronach
                                          Name: Frank Stronach
                                         Title: Authorized Signing Officer

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SCHEDULE A

INITIATING SHAREHOLDERS

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SCHEDULE A

INITIATING SHAREHOLDERS

             1. Farallon Capital Partners, L.P.
             2. Farallon Capital Institutional Partners, L.P.
             3. Farallon Capital Institutional Partners II, L.P.
             4. Farallon Capital Offshore Investors II, L.P.
             5. Farallon Capital Offshore Investors III, Inc.
             6. Hotchkis and Wiley Capital Management, LLC
             7. Tyndall Capital Partners
             8. Franklin Templeton Investments Corp. as manager and trustee of Bissett Small Cap Fund
             9. Owl Creek Asset Management L.P.
             10. Mackenzie Financial Corporation
             11. The Mangrove Partners Fund, LP
             12. Donald Smith & Co., Inc.
             13. John Moran
             14. Inky Investments
             15. CFG Trust #1
             16. DLF Trust #1
             17. FCF Family Investments
             18. Octagon Insurance Group Ltd.
             19. Dennis S. Moran
             20. Michael Knapp
             21. Blake Ashdown IRA
             22. Berg & Berg Enterprises, LLC
             23. Carl E. Berg
             24. Brad Shingleton Trust
             25. Theresa Foote Pledge Account
             26. North Run Master Fund, LP

Page 44 of 49 Pages

SCHEDULE B

TERM SHEET

1.	Definitions:
(a)	“MID” means MI Developments Inc. and its subsidiaries.
(b)	“Group 1 Assets and Liabilities” means:
(1)	the subsidiaries and assets of MID which comprise the totality of the horseracing and gaming assets of MID, including:
•	Santa Anita Park
•	Golden Gate Field
•	Maryland Jockey Club (Pimlico Race Course, Laurel Park, and the Bowie training facility)
•	Gulfstream Park and associated retail development
•	Portland Meadows
•	Horseracing technology assets including XpressBet , AmTote, and HRTV LLC
•	Joint Venture Interests in connection with the above assets.
(2)
all properties owned by MID as described under “Real Estate Business – Development Properties” in note 6(a) of the notes to the interim consolidated financial statements of MID having a book value of $174.462 million for the three months ended September 30, 2010;

(3)	the residential zoned property known as “French Creek”;
(4)
cash such that the Group 1 Assets and Liabilities shall include on January 1, 2011 $20 million of adjusted working capital, provided that the maximum cash amount payable by MID to STco does not exceed $20 million (excluding

Page 45 of 49 Pages

restricted cash).  For these purposes, adjusted working capital shall mean cash and cash equivalents, restricted cash, trade accounts receivable (net of doubtful accounts), operating inventories and prepaid expenses less all current liabilities (including accounts payable, long term liabilities due in the year, accrued salaries and wages, other accrued liabilities, income tax payables and deferred revenues).  Attached as Exhibit A is a schedule of adjusted working capital as of October 31, 2010; and

(5)
 the liabilities consisting of all liabilities associated with or arising out of the properties described in paragraphs (1) and (2) above (the “Group 1 Liabilities”); provided that the Group 1 Liabilities shall not include liabilities between MID, on the one hand, and STco, on the other hand;

(6)
To the extent any Group 1 Assets are sold or insurance proceeds are collected with respect thereto after the date hereof, any consideration received from such sale or insurance proceeds shall constitute Group 1 Assets;

(7)	all trademarks, patents, goodwill and other intellectual and intangible property and books and records in respect of the assets described above.

(c)	“ST Shareholder” means the corporation controlled by the Stronach Trust that owns Class B Shares of MID.

(d)	“Public Shareholders” means all shareholders of MID other than the ST Shareholder.

2.	By way of a plan of arrangement under the Business Corporations Act (Ontario) or other form of transaction as may be agreed to by the parties, MID shall re-organize such that after the reorganization:

Page 46 of 49 Pages

(a)	The Group 1 Assets and Liabilities shall be transferred to a corporation owned by ST Shareholder (“STco”).
(b)
If MID elects to sell any of the Magna corporate property in Aurora, Ontario on Magna Drive (South of Wellington) or in Oberwaltersdorf, Austria, STco shall have a right of first refusal to purchase from MID.

(c)
Each Class A Share in MID shall be converted into 1 common share of MID, each Class B share in MID held by Public Shareholders shall be converted into 1.2 common shares in MID and each Class B share in MID held by ST Shareholder shall be cancelled for no further consideration other than the Group 1 Assets and Liabilities.  Following closing of the transaction (the “Closing”), MID shall have one class of outstanding shares, being common shares.

(d)
On the Closing, the adjustments specified in Section 3(d) below will be made to reflect an effective transfer date for the Group 1 Assets and Liabilities of January 1, 2011 (the “Interim Period”), provided that MID shall provide funding for the Group 1 Assets and Liabilities during the Interim Period.  The Group 1 Assets will be operated as a separate business in the period between January 1, 2011 and the Closing.

3.	Upon Closing:
(a)	MID shall be restricted from engaging in or having an interest in, directly or indirectly, any business relating to horse racing or gaming.
(b)
The board of directors of MID shall be elected by the Public Shareholders of MID at the shareholder meeting called to approve the Plan of Arrangement and the nominees proposed for election in the management information

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circular shall be designated by the supporting Class A Shareholders and STco shall not vote at the meeting to elect the board of directors of MID;

(c)
MID shall reimburse the supporting Class A shareholders for all of their reasonable legal fees and advisory fees incurred and to be incurred in connection with the transaction and, in addition, MID shall reimburse supporting Class A shareholders for legal/advisory fees paid prior to the date hereof up to $1 million and MID shall reimburse ST Shareholder for all of its reasonable legal fees and advisory fees incurred in connection with the transaction up to $ 1 million; and

(d)
If the funding requirements (including for greater certainty any funding permitted pursuant to paragraph 4(e) below) of the Group 1 Assets and Liabilities during the Interim Period exceed on average US$4,000,000 per month, ST Shareholder shall reimburse MID for such excess.

4.	The principal closing conditions will include:

(a)	receipt of all regulatory approvals, including all stock exchange approvals and any required securities regulatory approvals;

(b)	receipt of all required MID shareholder approvals, including a majority of the minority of the Class A shareholders of MID and a majority of the minority of the Class B shareholders of MID;

(c)	if the transaction proceeds by plan of arrangement, court approval of the plan of arrangement;

(d)	no material adverse change in the affairs of MID;

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(e)
MID will continue to operate in the ordinary course and will not purchase any gaming or horseracing assets which are unrelated to existing Group 1 Assets. For greater certainty, it is understood that MID may purchase existing joint venture assets and make capital expenditures relating to Group 1 Assets and any such funding shall be included in the funding calculated pursuant to paragraph 3(d) above.

(f)	reimbursements as contemplated in paragraphs 3(c) and (d) above.

(g)	accuracy of all MID disclosure documents in all material respects; and

(h)	the execution of definitive documentation relating to the transaction by January 31, 2011 and implementation of the transaction by June 30, 2011.

(i)	The target closing date is April 1, 2011.

5.
The supporting Class A shareholders agree to discontinue the currently contemplated litigation against MID, its shareholders and current and former officers and directors and provide appropriate releases to such parties, effective upon the implementation of the transaction.

6.	Parties will work to complete transaction in a manner that is tax-efficient for ST Shareholder provided that structure is not materially disadvantageous to MID or Public Shareholders.

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